UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MEGA MATRIX CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007737109

(CUSIP Number)

Yucheng Hu

Group 7, Yantai Village, Liaoye Town,

Yingshan, Sichuan, China

＋86 18681227724

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007737109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Yucheng Hu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 5,593,700
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,593,700
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,593,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1%*
14.	Type of Reporting Person (See Instructions) IN

*	The calculation of this percentage is based on 26,484,055 shares of common stock, par value $0.001, of the Issuer outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022.

AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1. Security and Issuer.

This amendment no. 1 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Mega Matrix Corp, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, CA 94306.

Item 2. Identify and Background

(a)	This Amendment is filed by and on behalf of Yucheng Hu, an individual (the “Reporting Person”).

(b)	The Reporting Person is a citizen of the People’s Republic of China.

(c)	The Reporting Person’s address is Group 7, Yantai Village, Liaoye Town, Yingshan, Sichuan, China.

(d)	The Reporting Person was appointed as the Chairman and CEO of the Issuer on September 30, 2021 and as an executive director of the Issuer on October 1, 2021.

(e)	Within the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment is being filed by the Reporting Person to report changes to the beneficial ownership as a result of (i) certain sales of shares of Common Stock of the Issuer, (ii) the implementation of a five (5) for one (1) forward stock split (the “Forward Stock Split”) of the Issuer’s issued and outstanding Common Stock on December 30, 2021, and (iii) a change in the aggregate number of outstanding shares of Common Stock of the Issuer as reported in its latest filings with the Securities and Exchange Commission (the “SEC”) since the filing of the Reporting Person’s original Schedule 13D, which was previously filed with the SEC on October 4, 2021.

On November 30, 2022, pursuant to the terms of a stock purchase agreement (the “Stock Purchase Agreement”), the Reporting Person sold an aggregate of 2,397,305 shares of Common Stock (the “Stock”) of the Issuer at a price of $1.00/share to five non-affiliated persons in a private sale for an aggregate total of $2,397,305.00. The offering and sale of the Reporting Person’s Stock was made pursuant to an effective Registration Statement on Form S-1, as amended (File No. 333-262217) filed by the Issuer with the SEC, including the prospectus contained therein (the “Base Prospectus) and a prospectus supplement filed with the SEC on October 11, 2022 (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”) containing certain supplemental information regarding the Seller’s Stock, plan of distribution and the Issuer.

Following the close of the Stock Purchase Agreement on November 30, 2022, the Reporting Person beneficially owns an aggregate of 5,593,700 shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer’s shares of Common Stock for investment purposes and intends to review the investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns an aggregate of 5,593,700 shares of Common Stock, which constitutes 21.1% ownership of the Common Stock outstanding of the Issuer. The calculation of this percentage is based on 26,484,055 shares of Common Stock outstanding as of November 9, 2022 as reported in the Form 10-Q filed with the SEC on November 14, 2022.

(b)	The Reporting Person has sole voting and dispositive power over all shares of Common Stock beneficially owned by it, as stated in Items 7 through 10 on the cover page hereto.

(c)	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in entirety. Except as set forth in Item 3 of this Amendment, the Reporting Person has not effected any transactions in shares of Common Stock during the last 60 days.

(d)	No Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety. Except as otherwise described herein, to the knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in the foregoing Items.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – Securities Purchase Agreement(1)

(1) Incorporated by reference as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 1, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2022

Yucheng Hu
an Individual

By:	/s/ Yucheng Hu
Name:	Yucheng Hu

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).